U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     CLAYTON        CHARLES        W.
     320 STEPHEN KING DRIVE
     ANDERSON  SC   29621

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     August 1999

5. If Amendment, Date of original (Mo./Yr.)
     July 1999

6. Relationship of Reporting Person to Issuer
     Officer
     CHIEF FINANCIAL OFFICER / SECRETARY AND TREASURER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a. 07/12/99
   b.    -
3. Transaction Code          Code           V
                             ----          ---
   a.                          I            -
   b.                          -            -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
   a.  189          A       $12.125
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.     27,975
   b.      4,300
6. Ownership Form: Direct (D) or Indirect (I)
   a.     D
   b.     I
7. Nature of Indirect Beneficial Ownership
   a.     -
   b.     Held by Spouse

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives (1)
     b. Company Sponsored 401(k) Plan  (2)
     c. Incentive Stock Options (Right to Purchase) (3)
2. Conversion or Exercise Price of Derivative Security
     a.  -
     b.  -
     c.  -
3. Transaction Date (Mo./Day/Yr.)
     a.  -
     b.  07/12/99
4. Transaction Code
     Code      V
     ----     ---
   a. -        -
   b. I        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
      -----        -----
   a.   -            -
   b.   -           (189) (4)
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                       -
   b.     Common Stock                     (189)
8. Price of Derivative Security
   a.         -
   b.     $12.125
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     40,333
   b.     15,042
   c.     41,410
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D  (1)
   b.     D  (2)
   c.     D  (3)
11.Nature of Indirect Beneficial Ownership
   a.
   b.
   c.
-------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Incentive stock options granted under the Hampshire Group, Limited
         1992 Stock Option Plan at an exercise price of $5.8125-$18.125, exercisable for five years from date of vesting.
     (4) Shares distributed from 401(k) Plan due to contribution limitation.

/s/  Charles W. Clayton                            September 9, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     KUTTNER        LUDWIG
     ESTOUTEVILLE FARM
     KEENE     VA   22946

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     August 1999

5. If Amendment, Date of original (Mo./Yr.)
     July 1999
6. Relationship of Reporting Person to Issuer
     Director / Officer / 10% OWNER
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.  07/12/99
   b.     -

3. Transaction Code        Code           V
                           ----          ---
   a.                        I
   b.                        -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)    Price
     ------     --------     -----
   a. 377          A        $12.125
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.  618,823
   b.   18,182
6. Ownership Form: Direct (D) or Indirect (I)
   a.  D
   b.  I
7. Nature of Indirect Beneficial Ownership
   a.   -
   b.  Shares owned by controlled corporation

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
   a. Common Stock Purchase Plan for Directors and Executives
   b. Company Sponsored 401(k) Plan
   c. Incentive Stock Options (Right to Purchase)
2. Conversion or Exercise Price of Derivative Security
   a.  -
   b.  -
   c.  -
3. Transaction Date (Mo./Day/Yr.)
   a.  -
   b. 07/12/99
4. Transaction Code
     Code      V
     ----     ---
   a. -        -
   b. I        -
   c. -        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
   a.    -           -
   b.    -          (377) (4)
   c.    -           -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                     -
   b.     Common Stock                     -
   c.     Common Stock                     -
8. Price of Derivative Security
   a.         -
   b.       $12.125
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     117,379
   b.      14,949
   c.     129,772
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D    (1)
   b.     D    (2)
   c.     D    (3)
11.Nature of Indirect Beneficial Ownership
   a.
   b.
   c.
-------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.8125-$14.5000, exercisable for five years from date of vesting.
     (4) Shares distributed from 401(k) Plan due to contribution limitation.

/s/  Ludwig Kuttner                                 September 9, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

             U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     CLAYTON        CHARLES        W.
     320 STEPHEN KING DRIVE
     ANDERSON  SC   29621

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     August 1999

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Officer
     CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.    -
   b.    -
3. Transaction Code          Code           V
                             ----          ---
   a.                          -            -
   b.                          -            -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)     Price
     ------     --------    --------
   a.   -          -            -
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.     27,975
   b.      4,300
6. Ownership Form: Direct (D) or Indirect (I)
   a.     D
   b.     I
7. Nature of Indirect Beneficial Ownership
   a.     -
   b.     Held by Spouse

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives (1)
     b. Company Sponsored 401(k) Plan  (2)
     c. Incentive Stock Options (Right to Purchase) (3)
2. Conversion or Exercise Price of Derivative Security
     a.  -
     b.  -
     c.  -
3. Transaction Date (Mo./Day/Yr.)
     a.  -
     b.  08/11/99
4. Transaction Code
     Code      V
     ----     ---
   a. -        -
   b. -        -
   c. A        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
      -----        -----
   a.   -            -
   b.   -            -
   c. 15,000         -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.      12/99 - 6/00             12/04 - 6/05
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                       -
   b.     Common Stock                       -
   c.     Common Stock                     15,000
8. Price of Derivative Security
   a.         -
   b.         -
   c.     $8.625
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     40,333
   b.     15,042
   c.     56,410
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D  (1)
   b.     D  (2)
   c.     D  (3)
11.Nature of Indirect Beneficial Ownership
   a.     -
   b.     -
   c.     -
-------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Incentive stock options granted under the Hampshire Group, Limited
         1992 Stock Option Plan at an exercise price of $5.8125-$18.125, exercisable for five years from date of vesting.


/s/  Charles W. Clayton                            September 9, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date

OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
======
___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     KUTTNER        LUDWIG
     ESTOUTEVILLE FARM
     KEENE     VA   22946

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     August 1999

5. If Amendment, Date of original (Mo./Yr.)
     -
6. Relationship of Reporting Person to Issuer
     Director / Officer / 10% OWNER
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
1. Title of Security
   a. Common Stock, par value $0.10 per share
   b. Common Stock, par value $0.10 per share
2. Transaction Date (Mo./Day/Yr.)
   a.     -
   b.     -

3. Transaction Code        Code           V
                           ----          ---
   a.                        -
   b.                        -
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)    Price
     ------     --------     -----
   a.   -          -            -
   b.   -          -            -
5. Amount of Securities Beneficially Owned at End of Month
   a.  618,823
   b.   18,182
6. Ownership Form: Direct (D) or Indirect (I)
   a.  D
   b.  I
7. Nature of Indirect Beneficial Ownership
   a.   -
   b.  Shares owned by controlled corporation

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------
1. Title of Derivative Security
   a. Common Stock Purchase Plan for Directors and Executives
   b. Company Sponsored 401(k) Plan
   c. Incentive Stock Options (Right to Purchase)
2. Conversion or Exercise Price of Derivative Security
   a.  -
   b.  -
   c.  -
3. Transaction Date (Mo./Day/Yr.)
   a.  -
   b.  -
   c.  08/11/99
4. Transaction Code
     Code      V
     ----     ---
   a. -        -
   b. -        -
   c. A        -
      A        -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
   a.    -           -
   b.    -           -
   c.  34,800        -
       15,200        -
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.      12/99 (4)                    04/04
           12/99 (4)                    04/06
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                     -
   b.     Common Stock                     -
   c.     Common Stock                     -
8. Price of Derivative Security
   a.         -
   b.         -
   c.       $9.490
            $8.625
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     117,379
   b.      14,949
   c.     179,772
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D    (1)
   b.     D    (2)
   c.     D    (3)
11.Nature of Indirect Beneficial Ownership
   a.
   b.
   c.
-------------------------------------------------------------------------------
Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.813-$14.500, exercisable for five to seven years from date of vesting.
     (4) Performance based options with accelerated vestings.

/s/  Ludwig Kuttner                                September 9, 1999
-----------------------------                     -------------------
Signature of Reporting Person                     Date